Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087 Phone: 603-368-7352 Email: christian.pfeiffer@lfg.com

VIA EDGAR

September 24, 2025

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

RE:	Registrant:	Lincoln Variable Insurance Products Trust (“Trust”)
	File Nos.:	File Nos. 333-289392
	Funds:	LVIP Macquarie Wealth Builder Fund and LVIP Structured Moderate
Allocation Fund (each a “Fund” collectively, the “Funds”)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (“Securities Act”), the Trust hereby requests the withdrawal of the below pre-effective amendment no. 1 to the information statement filed on Form N-14.

The below amendment was duly submitted via EDGAR and accepted by the Securities and Exchange Commission (the “SEC”) on the date shown below at approximately 3:51 p.m. Eastern Standard Time including a scriveners error to the facing sheet and the Registrant therefore requests its withdrawal.

Pre-Effective Amendment Number	Date Filed	Submission Type	Accession Number
1	September 15, 2025	N-14/A	0001193125-25-203510

Please contact me at the number indicated above with any questions regarding this application for withdrawal.

Very truly yours,

/s/ Christian A. Pfeiffer

Christian A. Pfeiffer, Esq.

Counsel – Funds Management

cc:	Ronald A. Holinsky, Esq.

Samuel K. Goldstein, Esq.

Stacey Angel

Teriana Griggs

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